March 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Claudia Rios

Re:	Mesa Air Group, Inc.

Registration Statement on Form S-3

Filed March 10, 2023

File No. 333-270450

Acceleration	Request
Requested	Date: March 27, 2023
Requested	Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mesa Air Group, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 to 4:00 p.m., Eastern Time, on March 27, 2023, or as soon thereafter as practicable.

Please confirm once the Registration Statement on Form S-3 has been declared effective by calling Gregory R. Hall of DLA Piper LLP (US) at (480) 606-5116. Please also contact him should you have any questions.

Very truly yours,

Mesa Air Group, Inc.

/s/ Brian S. Gillman
Brian S. Gillman
Executive Vice President and General Counsel

cc:	Gregory R. Hall, Esq.

DLA Piper LLP (US)